Page 1 of 5 Pages

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No.  )*

                                Day Runner, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    239545106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 1, 1996
--------------------------------------------------------------------------------
                (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)


---------------

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                               Page 2 of 5 Pages
CUSIP No. 239545106               SCHEDULE 13G

================================================================================
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

     Mark A. Vidovich
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
                  5    Sole Voting Power

Number of              721,212 shares
                  --------------------------------------------------------------
Shares            6    Shared Voting Power

Beneficially           124,426  shares,  which  shares are held by the  Vidovich
                       Family Trust UDT dated 4/14/97 and with respect to which
Owned by               the voting power is shared with Patricia Vidovich who,
                       together with Mr. Vidovich, is a Trustee of the Vidovich
Each                   Family Trust.

Reporting         --------------------------------------------------------------
                  7    Sole Dispositive Power
Person
                       721,212 shares
With:             --------------------------------------------------------------
                  8    Shared Dispositive Power

                       124,426 shares, which shares are held by the Vidovich Family Trust UDT dated 4/14/97 and with respect to which the dispositive power is shared with Patricia Vidovich who, together with Mr. Vidovich, is a trustee of the Vidovich Family Trust.

--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

     845,638 shares
--------------------------------------------------------------------------------
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions) [ ]
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

     6.8%
--------------------------------------------------------------------------------
12   Type Of Reporting Person (See Instructions)

     IN
================================================================================

                                                               Page 3 of 5 pages

                                   Item 1(a)
Name of Issuer:

Day Runner, Inc.

                                   Item 1(b)

Address of Issuer's Principal Executive Offices:

15295 Alton Parkway, Irvine, CA  92618

                                   Item 2(a)

Name of Person Filing:

This Statement is being filed by Mark A. Vidovich who is sometimes referred to as the "Reporting Person."

                                   Item 2(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Mark A. Vidovich is 15295 Alton Parkway, Irvine, CA 92618.

                                   Item 2(c)

Citizenship:

Mr. Vidovich is a United States citizen.

                                   Item 2(d)

Title of Class of Securities:

Common Stock

                                   Item 2(e)

CUSIP Number:

239545106

                                   Item 3

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

                                                               Page 4 of 5 pages

                                   Item 4

Ownership:

The following information with respect to the ownership of Day Runner, Inc.'s Common Stock by the Reporting Person is provided as of April 30, 1998.

(a) Amount Beneficially Owned:

    See Row 9 of cover page for the Reporting Person.

    With respect to the aggregate amount of shares beneficially owned by Mr. Vidovich, such amount does not include an aggregate of 16,514 shares as to which Mr. Vidovich disclaims beneficial ownership, including (i) 11,914 shares held by Mr. Vidovich's children and (ii) 4,600 shares held by a trustee for the benefit of one of Mr. Vidovich's children.

(b) Percent of Class:

    See Row 11 of cover page for the Reporting Person.

(c) Number of shares as to which such person has:

    (i) sole power to vote or to direct the vote See Row 5 of cover page for the Reporting Person.

    (ii) shared power to vote or to direct the vote See Row 6 of cover page for the Reporting Person.

    (iii) sole power to dispose or to direct the disposition of See Row 7 of cover page for the Reporting Person.

    (iv) shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

                                   Item 5

Ownership of Five Percent or Less of a Class:

Not applicable

                                   Item 6

Ownership of More than Five Percent on Behalf of Another Person:

To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Day Runner, Inc. Common Stock reported on in this Statement, except that: Patricia Vidovich (Mr. Vidovich's spouse) may be deemed to have such rights with respect to 175,476 shares held by Mark Vidovich and Patricia Vidovich Trustees of the Vidovich Family Trust UDT dated 4/14/97, due to the fact that she, together with Mr. Vidovich, is a trustee of the Vidovich Family Trust.

                                Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

                                                               Page 5 of 5 pages

                                   Item 8

Identification and Classification of Members of the Group:

Not applicable

                                   Item 9

Notice of Dissolution of Group:

Not applicable

                                Item 10

Certification:

Not applicable.


                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 28, 1998


Mark A. Vidovich
----------------------------------------
Mark A. Vidovich



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)